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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 BOYLSTON ST., SUITE 1650
(No. and Street)

BOSTON   MA   02116
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERESA H. KINSELLA   617 423-4700
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOWIZRAL, PAUL J.
(Name – if individual, state last, first, middle name)

97 Lowell Rd.   CONCORD   MA   01742
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JOHN M. McLAREN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MONUMENT GROUP, INC.__ , as of _____, 20__09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONUMENT GROUP, INC.

CONSOLIDATED AUDITED FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

December 31, 2008

MONUMENT GROUP, INC.
CONSOLIDATED AUDITED FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL
REPORT OF INDEPENDENT AUDITORS

December 31, 2008

CONTENTS

COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742   Tel 978-371-7448,   FAX 978-371-0038

Report of Independent Auditors

To the Board of Directors and Stockholders
Monument Group, Inc.

We have audited the accompanying consolidated statement of financial condition of Monument Group, Inc. as of December 31, 2008 and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information for Monument Group, Inc., listed as supplemental information in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Concord, Massachusetts
February 25, 2009

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

	Monument Group, Inc.	Monument Group, LP	Consolidated
ASSETS			
Cash and cash equivalents	$ 133,549	$ 2,642,741	$ 2,776,290
Placement and consulting fees receivable	138,628	25,259,950	25,398,578
Reimbursable expenses and other receivables	-	463,853	463,853
Prepaid expenses	4,644	779,555	784,199
Fixed assets, net of accumulated depreciation of $674,324	-	441,309	441,309
Other assets	91,427	306,572	397,999
Total Assets	$ 368,248	$ 29,893,980	$ 30,262,228
LIABILITIES			
Accounts payable	$ 42,029	$ 89,023	$ 131,052
Accrued expenses	-	289,664	289,664
Note payable	-	79,514	79,514
Total Liabilites	42,029	458,201	500,230
EQUITY			
Controlling interest in equity			
7,500 shares issued and outstanding	75	-	75
Additional paid in capital	14,925	-	14,925
Retained earnings	287,693	-	287,693
Noncontrolling interest in equity	-	29,440,586	29,440,586
Accumulated other comprehensive income	23,526	(4,807)	18,719
Total Equity	326,219	29,435,779	29,761,998
Total Liabilities and Equity	$ 368,248	$ 29,893,980	$ 30,262,228

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

Year Ended December 31, 2008

	Monument Group, Inc.	Monument Group, LP	Eliminations	Consolidated
REVENUES				
Private placement fees	$ 15,030,910	$ -	$ -	$ 15,030,910
Management fees	-	14,915,756	(14,915,756)	-
Consulting	-	580,593	-	580,593
Investment income	51,166	583,065	-	634,231
Foreign exchange transaction loss	(499)	(465,111)	-	(465,610)
Total Revenues	15,081,577	15,614,303	(14,915,756)	15,780,124
EXPENSES				
Management fee expense	14,915,756	-	(14,915,756)	-
Employee compensation and benefits	-	7,560,850	-	7,560,850
Marketing	-	691,762	-	691,762
Occupancy and equipment	-	743,416	-	743,416
General and administration	150	718,168	-	718,318
Travel	-	834,088	-	834,088
Depreciation and amortization	-	147,213	-	147,213
Donations	-	5,688	-	5,688
Professional expenses	46,186	295,231	-	341,417
Investment expenses	-	176,294	-	176,294
Registration expenses	62,897	531	-	63,428
Taxes and other	5,537	87,785	-	93,322
Total Expenses	15,030,526	11,261,026	(14,915,756)	11,375,796
NET INCOME FROM OPERATIONS	51,051	4,353,277	-	4,404,328
OTHER COMPREHENSIVE INCOME				
Foreign currency translation loss	-	(6,864)	-	(6,864)
Unrealized loss on marketable securities	(91,686)	-	-	(91,686)
Total other comprehensive income	(91,686)	(6,864)	-	(98,550)
COMPREHENSIVE NET INCOME	(40,635)	4,346,413	-	4,305,778
Less net income of non-controlling entity	-	4,346,413	-	4,346,413
NET LOSS OF PRIMARY BENEFICIARY	$ (40,635)	$ -	$ -	$ (40,635)

MONUMENT GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2008

	Controlling Interest in Equity			Non controlling Interest In Equity	Accumulated Other Comprehensive Gain(Loss)	Total
	Common Stock	Capital Surplus	Retained Earnings			
Equity at December 31, 2007	$ 75	$ 14,925	$ 314,297	$ 37,823,829	$ 117,269	$ 38,270,395
Income	-	-	51,051	4,353,277	(98,550)	4,305,778
Distribution of capital	-	-	(77,655)	(12,736,520)	-	(12,814,175)
Equity at December 31, 2008	$ 75	$ 14,925	$ 287,693	$ 29,440,586	$ 18,719	$ 29,761,998

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Comprehensive income	$	4,305,778
Depreciation and amortization		147,213
Income pass through adjustment from investment entities		836,809
Unrealized loss on marketable securities		91,686
Changes in assets and liabilities:		
Fees receivable		2,170,548
Reimbursed expenses and other receivables	(	284,129)
Prepaid expense	(	302,038)
Accounts payable		17,525
Accrued expenses		68,497
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,051,889
CASH FLOWS FROM INVESTING ACTIVITIES		
Distributions from investment entities		5,117,987
Proceeds from sale of certificate of deposit		67,281
Contributions paid to investment entities	(	1,412)
Purchase of fixed assets	(	144,227)
Reinvested investment income	(	5,878)
NET CASH PROVIDED BY INVESTING ACTIVITIES		5,033,751
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution of capital		(12,814,175)
NET CASH USED BY FINANCING ACTIVITIES		(12,814,175)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(728,535)
CASH AND CASH EQUIVALENTS-BEGINNING		3,504,825
CASH AND CASH EQUIVALENTS-ENDING	$	2,776,290

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(1) BACKGROUND AND BASIS OF PRESENTATION

Monument Group, Inc. (the Company) was formed on March 31, 1994 as a Delaware corporation and commenced operations on July 15, 1994. The Company is engaged generally in the business of placing private securities with institutional investors. As disclosed in previous financial statements, the stockholders of Monument Group, Inc. are also the majority stockholders of Monument Group, L.P.. Monument Group, Inc.'s stockholders established Monument Group, L.P. on April 14, 1994 to provide management services required by Monument Group, Inc., and to provide financial consulting services to the investing community. Monument Group (UK), Ltd was formed in July 2005 and is wholly owned by Monument Group, L.P. Monument Group (UK), Ltd is engaged generally in the business of placing private securities with institutional investors with a primary focus in Europe.

The Company is the primary beneficiary of Monument Group, L.P., which qualifies as a variable interest entity under FASB Interpretation 46, "Consolidation of Variable Interest Entities (FIN 46). Accordingly, the assets, liabilities, revenues and expenses of Monument Group, LP and Monument Group (UK), Ltd have been included in the accompanying consolidated financial statements. As of December 31, 2008 and for the year then ended, Monument Group, L.P. and Monument Group (UK), Ltd had assets of $30,117,982 and liabilities of $660,945. Creditors and beneficial holders of Monument Group, L.P. and Monument Group (UK), Ltd have no recourse to the assets or general credit of the Company.

Monument Group, Inc., Consolidated (the Organization) includes the accounts of Monument Group, Inc., Monument Group, L.P. and Monument Group (UK), Ltd. as they are commonly controlled by the same majority shareholders and general partner. All significant inter-company accounts and transactions have been eliminated.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain significant accounting policies as described below.

(a) Cash Equivalents

The Organization considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents include investments in money market accounts.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Revenue Recognition

Monument Group, Inc. earns fees from their customers for the sale of private placement securities to institutional investors. Cash flows representing the fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sale transaction closed.

(c) Income Taxes

Monument Group, Inc. and its stockholders have elected to be treated as a Sub-Chapter S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Monument Group, LP is treated as a partnership for federal and state income tax purposes so that the tax effects of the partnership are passed on to the partners. Accordingly, no provision or liability for federal and certain state income taxes is presented in these financial statements for Monument Group, LP. Current income taxes are based on taxable income for the fiscal year for Monument Group, (UK) Ltd as measured by current tax provisions. See Note 10.

(d) Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(e) Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the accompanying statement of financial condition approximate their fair value.

(f) Concentration of Credit Risk

Financial instruments which potentially subject the Organization to concentrations of credit risk consist principally of cash balances maintained in high quality financial institutions which at times exceed the federally insured limit. At December 31, 2008, the balance in excess of federally insured limits was $1,724,429. In addition, the Organization has operations in the United Kingdom which could be subject to disruptions in that country. Net assets in the United Kingdom as of December 31, 2008 were $349,089.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Other Assets

Other assets consist of deposits, investments in securities and interests in limited partnerships and limited liability companies. Investments in securities are reported at fair value, unrealized gains and losses are reported as other comprehensive income. Interests in limited partnerships are accounted for at cost as individual holdings represent a less than 20% interest in the partnership. Cost is reduced for permanent declines in value and dividends are recorded as income when received. At December 31, 2008, securities with a cost of $67,900 and an unrealized gain of $23,527 were included in other assets.

(h) Advertising

All advertising costs are expenses as incurred.

(i) Fixed Assets

Fixed assets consist of leasehold improvements and various items of furniture, computers and other office equipment that are recorded at cost. The Organization depreciates the improvements and equipment over its estimated useful life using accelerated methods. The estimated useful life for equipment and furniture range from 3 to 7 years; the estimated useful life for leasehold improvements is 10 years. Depreciation expense in 2008 was $147,213. Major classes of fixed assets are as follows:

Equipment and furniture	$	772,210
Leasehold improvements		343,423
		1,115,633
Less accumulated depreciation		(674,324)
	$	441,309

(3) RESTRICTED CASH

Other assets include a certificate of deposit in the amount of $75,000 that is pledged as collateral under a security agreement with a bank. The security agreement is required to support an irrevocable letter of credit in the same amount required to be established under a lease agreement.

(4) NET CAPITAL REQUIREMENTS

Monument Group, Inc is subject to the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $158,263, which was $153,263 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.2656 to 1. In addition, the Company has informally agreed with FINRA that it will maintain minimum net capital of $15,000.

(5) COMMITMENTS

The Organization leases office locations under operating leases which provide for base rent and payment of the lessees pro rata share of common area maintenance expenses and real estate taxes. The Organization also leases office equipment under a five year operating lease. Rent and related expenses under the leases amounted to $759,778 for the period ended December 31, 2008.

The future minimum payments under the operating leases are as follows:

Twelve months ended December 31,		Total Commitment
2009	$	452,541
2010		452,541
2011		448,793
2012		452,818
2013		444,580
	$	2,251,273

(6) RETIREMENT PLAN

Monument Group, LP maintains a profit sharing plan for the benefit of substantially all its employees. Contributions to the plan are at the discretion of the Organization. Contributions to the plan for 2008 were $507,966.

(7) NOTES PAYABLE

The Organization entered into various notes payable with one of the investment partnerships whereby cash was loaned to the Organization. The notes bear no stated or required imputed interest and are to be repaid by offsetting future capital contributions to or distributions from the investment partnership. The notes are payable on demand or in any event no later than the dissolution of the investment partnership.

(8) PLACEMENT FEE RECEIVABLE

The Organization receives placement fees which are paid over various terms usually exceeding one year. Some transactions do not bear interest. Non interest bearing transactions are recorded at net present value using an imputed interest rate of 8%. %. A portion of the placement fee receivable is from foreign entities, primarily in Europe. At December 31, 2008, the face amount of long-term receivables that did not bear interest was $18,618,145 and the discount for imputed interest was $3,202,827. The Organization considers all amounts to be collectible and no provision for doubtful accounts has been established.

(9) REIMBURSABLE EXPENSES AND OTHER RECEIVABLES

The Organization incurs reimbursable expenses in the normal course of business which are subsequently billed to clients. Reimbursable expenses and other receivables also include employee advances which will be repaid from investment income. The Organization considers all amounts to be collectible and no provision for doubtful accounts has been established.

(10) INCOME TAXES

The Organization's income tax provision is as follows at December 31:

Current provision		
Federal	$	-
Foreign		87,785
State		5,537
		93,322
Deferred income taxes		
Federal		-
Foreign		-
State		-
		-
Total provision	$	93,322

The state tax provisions would differ from that calculated using a statutory rate due primarily to differences between placement fees calculated for financial statement and tax return purposes. However, deferred taxes have not been recorded because the amount was deemed immaterial for financial statement purposes. See Note 2 (c).

(11) CASH FLOW INFORMATION

The Organization paid $60,409 during the year ended December 31, 2008 for income taxes.

The Organization increased an interest in an investment entity by $15,033 in return for addition to a note payable due from the Organization.

(12) SIGNIFICANT ESTIMATES

During the year ended December 31, 2008, the Company estimated the income and other adjustments related to its interests in limited partnerships and limited liability companies to be income of $4,616 based on the information available. The Company is unable to confirm the required adjustments until the limited partnerships and limited liability companies report their results to the company in the fall of 2009. While it is at least reasonably possible that the estimate will change materially in the near term, no estimate can be made of the range of the change in the adjustment related to its interests in limited partnerships and limited liability companies that is at least reasonably possible.

During the year ended December 31, 2008, the Company adjusted the estimated income and other adjustments relating to its interests in limited partnerships and limited liability companies based on the confirmations received from those entities in the fall of 2008. The impact of these adjustments was to decrease investment income by $750,510 and increase various expenses by $429,435 in 2008.

SUPPLEMENTAL INFORMATION

MONUMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net Capital:		
Total consolidated equity	$	29,761,998
Deduct equity not allowable for net capital		(29,435,779)
Total stockholders' equity qualified for net capital		326,219
Deduct nonallowable assets:		
Accounts Receivable		138,628
Prepaid expense		4,644
Deduct undue concentration		10,970
Deduct 15% reduction on owned securities		13,714
Net Capital	$	158,263
Aggregate indebtedness	$	42,029
Computation of basic net capital requirement:		
minimum net capital required 6 2/3 % of total aggregate indebtedness, but not less than $5,000	$	5,000
Excess of net capital over requirement	$	116,234
Ratio: aggregate indebtedness to net capital		26.56%

There are no differences from the above computations and the Company's corresponding amended unaudited Part II-A filing of December 31, 2008.

MONUMENT GROUP, INC.

EXEMPTION UNDER RULE 15c3-3

December 31, 2008

The Company claims exemption under the provision of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

SUPPLEMENTAL REPORT OF
INDEPENDENT AUDITORS



COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742   Tel 978-371-7448,   FAX 978-371-0038

Independent Auditors' Report on Internal Accounting Control

Required by SEC Rule 17a-5

The Board of Directors and Stockholders of Monument Group, Inc.

In planning and performing our audit of the financial statements of Monument Group, Inc. (the Company) as of and for the year ended December 31, 2008 , in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-14-

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entities internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2009